

May 7, 2012

Via Email
Mr. Stacy J. Smith
Senior Vice President and Chief Financial Officer
Intel Corporation
2200 Mission College Boulevard
Santa Clara, California 95054

> **Re:** **Intel Corporation**
> **Form 10-K for the Year Ended December 31, 2011**
> **Filed February 23, 2012**
> **File No. 000-06217**

Dear Mr. Smith:

We have reviewed your response dated April 18, 2012 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis . . ., page 23

Results of Operations, page 29

1.   We note your response to prior comment 5. Please further discuss how you considered the microprocessor functionality delineations discussed on pages 3 and 13 in determining that all of your platforms constitute a single class of products under Regulation S-K Item 101(c)(1)(i).

Mr. Stacy J. Smith
Intel Corporation
May 7, 2012
Page 2

You may contact Julie Sherman at (202) 551-3640 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or me at (202) 551-3800 with any other questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (by Email): Ronald Mueller—Gibson Dunn & Crutcher